

Mail Stop 3010

November 13, 2009

VIA USMAIL and FAX (312) 207-1822

Mr. Richard W. Pehlke
Chief Financial Officer
Grubb & Ellis Company
1551 North Tustin Avenue, Suite 300
Santa Ana, California 92705

> **Re: Grubb & Ellis Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 6, 2009**
> **File No. 001-08122**

Dear Mr. Pehlke:

We have conducted a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As you know, we are conducting a review of your Form 10-K for the year ended December 31, 2008. We will not be in a position to clear comments on your Schedule 14A until we have resolved all comments on your Form 10-K.

<u>Annual Report, page 56</u>

2. We note your disclosure that a copy of your annual report on Form 10-K/A for the year ended December 31, 2009, as amended, which was filed with the SEC on June 1, 2009, will accompany the proxy statement. Please revise your disclosure to specifically incorporate by reference the annual report for the year ended December 31, 2008. Please refer to Item 13(b) and (c) of Schedule 14A. Additionally, please correct the reference to the year of the annual report. Finally, please also incorporate by reference your most recent quarterly report on Form 10-Q for the quarter ended September 30, 2009. Please refer to Item 13(a)(3) of Schedule 14A.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Duc Dang at (202) 551-3386 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief